SEVERN TRENT

2 August 2007

RECEIVED

2007 AUG -9 A 5:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07025874

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

SUPPL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED

AUG 14 2007

THOMSON
FINANCIAL

Jlw 8/10

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\Z - Total Voting Rights 2 August 2007.doc

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 31 July 2007, the Company's issued share capital consists of 234,414,939 ordinary shares of 97 17/19 pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 234,414,939.

The above figure of 234,414,939 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

RECEIVED
2007 AUG -9 A 5:34

SEVERN TRENT

RECEIVED
2007 AUG -9 A 5:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 August 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Circ re AGM Resolutions'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\AA - Circ re AGM Resolutions 3 August 2007.doc

Severn Trent Plc Annual General Meeting 2007 – Resolutions

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000

www.severntrent.com

RECEIVED

END